Exhibit 99.1

KNOT Offshore Partners LP Announces Adjournment of 2025 Annual Meeting

December 22, 2025

ABERDEEN, Scotland -- KNOT Offshore Partners LP (NYSE:KNOP) (“The Partnership”) today announced that, due to a lack of quorum, it has adjourned its 2025 Annual Meeting of limited partners until 3 P.M. UK time on January 5, 2026, at Floor 19, 1 Cabot Square, Canary Wharf, London E14 4QJ, United Kingdom.

The record date for voting at the Annual Meeting will remain November 6, 2025.

No changes have been made in the proposals to be voted on by unitholders at the Annual Meeting. The Partnership’s proxy statement and any other materials filed by the Partnership with the SEC remain unchanged.

If you have already voted, you do not need to vote again, and we thank you for your support.

If you are a unitholder of record as of the record date, but have not yet voted, we urge you to vote in favor of all the proposals. You may use the Proxy Card with which you were originally provided.

If you have any questions or require any assistance in voting your units, please contact our proxy solicitor, D.F. King, at (800) 331-7024.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

Forward looking statements

This press release includes statements that may constitute forward-looking statements. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. Factors that can affect future results are discussed in the Annual Report on Form 20-F filed by the Partnership with SEC. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

KNOT Offshore Partners LP

Derek Lowe

Chief Executive Officer and Chief Financial Officer

Tel: +44 1224 618 420

Email: ir@knotoffshorepartners.com

Source: KNOT Offshore Partners LP